UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   September 2006            File No.    0-30952

Rolling Thunder Exploration Ltd.

(Formerly San Telmo Energy Ltd.)

(Name of Registrant)

Suite 1950, 717 – 7th Ave SW, Calgary, Alberta, Canada T2P 0Z3

(Address of principal executive offices)

  1.

News Release dated September 22, 2006

  2.

News Release dated October 18, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

Explanatory Note:

COMPLETION OF ARRANGEMENT

The Court of Queen's Bench of Alberta approved the Plan of Arrangement between Rolling Thunder Exploration Ltd. (the "Registrant") and San Telmo Energy Ltd. effective January 16, 2006. Upon the effectiveness of the arrangement, the Registrant's common shares were deemed registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g-3 thereunder, without the filing of a registration statement therefor. Accordingly, the Registrant is a reporting issuer under the Exchange Act in succession to San Telmo Energy Ltd., and reports filed for San Telmo Energy Ltd. under the Exchange Act prior to the arrangement should be regarded as applicable to the Registrant, as successor issuer. In connection with the Plan of Arrangement, the Registrant has changed its name to Rolling Thunder Exploration Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Rolling Thunder Exploration Ltd.

(Registrant)

Dated: January 22, 2007	By: /s/ Kamelia L. Wong Kamelia L. Wong, Chief Financial Officer

NEWS RELEASE

Rolling Thunder Exploration Ltd. Announces Resignation of Brian J. Bass as Director

Calgary, Alberta, September 22, 2006 – Rolling Thunder Exploration Ltd. ("Rolling Thunder" or the "Corporation") (TSX-V: ROL.A, ROL.B; OTO: RTHXF) announces a change to the Board of Directors of the Corporation as a result of the resignation of Brian J. Bass as a director of the Corporation. Mr. Bass was one of the founders of the Corporation and Rolling Thunder is most appreciative of Mr. Bass' contributions and efforts while serving as a director of the Corporation.

To find out more about Rolling Thunder Exploration Ltd. (TSX-V: ROL.A, ROL.B; OTC: RTHXF), visit our website at www.rollingthunderexploration.com or contact:

Peter Bolton

Kamelia Wong

President & Chief Executive Officer

Chief Financial Officer

(403) 532-6221

(403) 532-6223

peterb@rollingthunderexploration.com

kameliaw@rollingthunderexploration.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

NEWS RELEASE

ROLLING THUNDER ANNOUNCES CORRECTION TO AUGUST 31, 2006 NEWS RELEASE

Calgary, Alberta, October 18, 2006 - On August 31, 2006, Rolling Thunder Exploration Ltd. ("Rolling Thunder" or the "Corporation") (TSX-V: ROL.A, ROL.B; OTC Pink Sheets: RTHXF) approved the grant of stock options to certain of its directors and officers to acquire up to an aggregate of 535,000 class A shares of the Corporation (the "Options") at an exercise price of $1.51 per Option. In the news release dated August 31, 2006 announcing the grant of such Options, it was erroneously reported that 625,000 Options were granted to directors and officers of the Corporation. The purpose of this news release is to acknowledge this error and to confirm that 535,000 Options were granted to directors and officers of the Corporation on the date and at the terms set out above.

Rolling Thunder is a publicly traded Canadian energy company involved in the exploration, development and production of natural gas and crude oil in western Canada.

To find out more about Rolling Thunder Exploration Ltd. (TSX-V: ROL.A, ROL.B; OTC: RTHXF), visit our website at www.rollingthunderexploration.com or contact:

Peter Bolton

Kamelia Wong

President & Chief Executive Officer

Chief Financial Officer

(403) 532-6221

(403) 532-6223

peterb@rollingthunderexploration.com

     kameliaw@rollingthunderexploration.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.